

Mail Stop 4546

September 22, 2016

David M. Renzi
President and Chief Executive Officer
Carbylan Therapeutics, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

      Re: Carbylan Therapeutics, Inc.
              PreliminaryMerger Proxy Statement on Schedule 14A
              Filed August 24, 2016
              File No. 001-36830

Dear Mr. Renzi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   The letter to the Carbylan shareholders and the discussion of the transaction assumes a 14:1 reverse stock split. However, the discussion of the proposed reverse stock split on pages 14 and 122 indicates that the 14:1 reverse stock split is in addition to the previously approved reverse stock splits whereby each outstanding 4, 5, 6, 7, 8, 9 or 10 shares of Carbylan common stock would be combined for one share of common stock. Please clarify the following:

- Your Q and A discussion on page 12 indicates the Share Purchase Agreement is not conditioned on the approval of proposals 2 and 3. Please revise the discussion throughout your document to more prominently convey whether any proposals are conditioned on approval of any of the others;
- Under what circumstances you may implement a reverse stock split pursuant to a previously approval proposal for a reverse stock split using a ratio in the range of 4-10 shares for one share; and whether you must act to implement a reverse split within a specified time frame.

2.   Please prominently disclose that Cabylan shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company.   Additionally, provide a range of number of shares of Carbylan common stock to be allocated to be issued to KalVista shareholders using the total number of outstanding shares of Carbylan and KalVista on a fully-diluted basis as of the latest practicable date, indicate the factors that may result in adjustments to that range and how the adjustments effect the percentage of the shares of the combined company that will be held by Carbylan shareholders and the percentage that will be held by KalVista shareholders.

The Transaction Structure, page 2

3.   We note your disclosure that you are not registering the issuance of shares to the KalVista shareholders. Please tell us the exemption you are relying on and the factors supporting your determination that you qualify for the exemption.

Effect of the Transaction on Stock Options and Equity Incentives, page 2

4.   Please clarify how the reverse stock split will affect the Carbylan stock options at the time for the transaction including whether there will be cash payments to in lieu of fractional options with exercise prices less than the Carbylan Closing Price.

Opinion of Carbylan's Financial Advisor, page 3

5.   We note your statement that the Wedbush opinion was intended for the use and benefit of the Carbylan board of directors and the language in the opinion indicating that the "opinion may not be used for any other purposes without… prior written consent in each instance, except as expressly provided for in the engagement letter dated as of March 8, 2016." Please disclose the other purposes for which the opinion may be used and whether Wedbush has consented to the use of the opinion in the document.

NASDAQ Global Market Listing, page 9

6.   We note your disclosure that KalVista intends to file an initial listing application with NASDAQ. However, we note that you disclose elsewhere that Carbylan will be filing the initial listing application with NASDAQ. Please revise your disclosure to reconcile this inconsistency.

Risk Factors, page 26

Risks related to the transaction, page 26

7.   Please include a separate risk factor disclosing the fact that KalVista's stipulated value is set and a decrease in the KalVista value will not impact the exchange ratio.

Carbylan's Net Cash may be less than $27.5 million at the closing…, page 26

8.   Please expand your disclosure to explain the fact that the Net Cash will be subject to downward adjustments if the closing occurs after September 1, 2016.

Some Carbylan and KalVista officers and directors have interests …, page 28

9.   We note your disclosure that some of the KalVista directors and officers are expected to become directors and executive officers of Carbylan upon the closing of the transaction, please revise to also indicate that Dr. Cha and Mr. Unkardt are currently members of the Carbylan board of directors and are expected to continue on as directors following the close of the transaction.

Carbylan stockholders may not realize a benefit from the transaction… page 29

10.   Please revise your disclosure to specify that it is estimated that Carbylan shareholders will hold approximately 19% of the shares of the combined company.

The reverse stock split may decrease the liquidity of the combined company's common stock, page 32

11.   Please expand the discussion to disclose that the reverse stock split may result in shareholders owning odd lots and odd lots may be more difficult to sell or require greater transaction costs.

Carbylan has a limited operating history, has incurred significant losses…, page 32

12.   Please revise the title of this risk factor to clarify that Carbylan has suspended further clinical development of its one product candidate.

KalVista contracts with third parties for the manufacture of its product candidates…, page 57

13.   To the extent you are substantially dependent on agreements with third parties to manufacture supplies for your clinical trials, please identify these parties and discuss the material terms of these agreements in the discussion of KalVista's Business.

Background of the Transaction, page 77

14.   Please supplementally provide us with copies of all materials prepared by Wedbush and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board's decision to approve the Share Purchase Agreement and the transactions contemplated thereby.

15.   Please expand your disclosure to describe how the members of the Transaction
       Committee were selected and the duties they were given.

16.   For each meeting between Carbylan and KalVista, please identify the parties present,
       including the legal and financial advisory firms, the members of each party's senior
       management and the other representatives of Carbylan's principal stockholders and thje
       stockholders those representatives represented.

17.   Please expand the discussion of the February 4, 2016 meeting to provide a summary of
       the financial impact of continuing the clinical trials and clinical development plans and
       identify the strategic alternatives presented. To the extent the information with respect to
       the financial impact of continuing clinical trials and development presented at the March
       1, 2016 meeting differed, please expand the discussion of the March 1, 2016 meeting to
       describe these changes.

18.   Please expand the discussion of Wedbush's activities between March 8, 2016 and March
       16, 2016 to disclose whether you identified the parties reached out to ascertain potential
       strategic interest or if Wedbush identified them. Additionally, disclose the criteria used
       to identify these parties.

19.   Please expand your discussion of the activities that took place between March 2016 and
       June 2016 to explain how you narrowed the field of companies from 154 to 46 and from
       46 to companies A, B and C.

20.   Please clarify whether Companies A, B and C are public reporting companies and
       describe the terms of the proposed transactions with Company A, Company B and
       Company C. If any of the proposed terms would have resulted in Carbylan shareholders
       owning shares in a company that would continue the operations of Company A,
       Company B or Company C, please identify the company by name.

21.   Please explain why the unsolicited indication of interest to buy Hydros-TA was not a
       favorable or viable strategic partner.

22.   Please expand the discussion of the April 14 meeting to summarize Company C's
       business and product portfolio. Similarly, revise the description of the April 8 meeting to
       provide more information about Company A's clinical programs and the May 20
       telephonic meeting to describe Company B's business and product candidates.

23.   Please revise the discussion to describe the initial proposed terms of an agreement with
       KalVista and describe the negotiations and how the terms changed as the negotiations
       progressed. Your discussion should include separate descriptions of any individual
       meetings where material terms were discussed. You should specifically address meetings
       where you discussed the decision to honor commitments under the parties' Executive

Agreements and the decision for Dr. Cha and Mr. Unkart to serve as directors in the combined company.

Opinion of Carbylan's Financial Advisor, page 90

24.   Please disclose whether Wedbush recommended the amount of consideration to be paid. If it did, please also disclose how this relates to the fairness of the consideration.

25.   We note that Wedbush conducted a public company market valuation analysis, a precedent merger and acquisition transaction analysis and a precedent initial public offering analysis. Please tell us whether the criteria used to select the comparable companies and transactions identified other companies or transactions that were excluded from the analyses. If there were, please discuss the reasons for excluding them from the analyses.

26.   With respect to the public company market valuation analysis, precedent merger and acquisition transaction analysis and precedent initial public offering analysis, we note that Wedbush used the comparable companies and transactions to estimate a value for KalVista. Please revise the presentation to clarify that you are actually comparing the purchase price implied in the agreement to the mean and median plus the $35 million stipulated value of Carbylan, which is subject to adjustment. The current presentation appears to imply that you are comparing the purchase price implied in the agreement to the mean and median values for KalVista.

27.   Please revise the precedent initial public offering analysis to explain how you calculated the fully diluted pre-money value.

Net Cash, page 102

28.   Please disclose here that if Carbylan's Net Cash is not equal to or greater than $25 million, the transaction will not be consummated.

KalVista's Business, page 137

29.   Please include a discussion of the need for any government approval of KalVista's product candidates and discuss the status of such approval within the government approval process, and also the effects of existing or probable governmental regulations on the business.

Diabetic Macular Edema, page 142

30.   We note your disclosure on page 143 that two adverse events were considered related to the study drug and that both events were also considered related to study procedures. Please expand your disclosure to provide more information about these adverse events

and how they were considered related to study procedures. Please also include your disclosure in the relevant risk factor on page 47.

Intellectual Property, page 147

31.   Please expand your disclosure to specify the product candidates for which KalVista owns patents and patent applications and the type of patent protection it has, such as composition of matter, use or process.

Unaudited Pro Forma Condensed Combined Financial Information, page 189

32.   Given that continued listing of your shares on the NASDAQ is a condition to the closing of your proposed transaction as disclosed on page 5 and elsewhere in your filing and that your proposed reverse stock split appears to be designed to reasonably ensure continued listing, please revise your pro forma financial information presentation to include your reverse stock split. Otherwise, explain to us how you can complete the Carbylan/KalVista transaction without the reverse stock split.

Where You Can Find More Information, page 198

33.   Please clarify whether the Newark, California address continues to serve as your principal executive offices.   In this regard we note your disclosure on page 132 that you entered into a lease termination agreement and surrendered the leased premises on June 30, 2016.

KalVista Pharmaceuticals Limited

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign currency transactions, page F-60

34.   Please revise your disclosure to clarify your functional currency and your reporting currency. In this regard, it appears that you translate U.S. dollar balances into Pounds Sterling but your financial statements are denominated in U.S. dollars.

Note 10. Commitments and Contingencies, page F-66

35.   Please identify the agreement under which you may become liable for sales royalties and the product or type of products to which the royalties relate.

Form of Proxy Card

1. Please mark the proxy card as "preliminary" pursuant to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Chad G. Rolston, Esq.
        Latham & Watkins LLP